Exhibit 1

Ellomay Capital Reports Financial Position as at June 30, 2013 and Results for the Six Months then ended.

Tel-Aviv, Israel, September 3, 2013 – Ellomay Capital Ltd. (NYSE MKT: ELLO) (“Ellomay” or the “Company”), today reported its unaudited financial results for the six month period ended June 30, 2013.

Financial Highlights

•
Revenues were approximately $4.8 million for the six months ended June 30, 2013, compared to approximately $4.4 million for the six months ended June 30, 2012. The increase in revenues mainly resulted from the acquisition of a photovoltaic plant located in Spain consummated on July 1, 2012. Operating expenses were approximately $0.9 million for the six months ended June 30, 2013, compared to approximately $1 million for the six months ended June 30, 2012. Depreciation expenses were approximately $1.4 million for the six months ended June 30, 2013, compared to approximately $1.3 million for the six months ended June 30, 2012.

•
Gain on bargain purchase was approximately $10.2 million for the six months ended June 30, 2013. On June 26, 2013, the Company consummated the acquisition of two photovoltaic plants with fixed technology in the Veneto Region, Italy (Northern Italy), with an aggregate capacity of approximately 12MWp (the “Veneto PV Sites”). The Veneto PV Sites are fully constructed and operating and were connected to the Italian national grid in August 2011 under the applicable Feed-in-Tariff (0.238 Euro/kWh). The final consideration paid for the Veneto PV Sites and the related licenses was approximately 23.5 million Euros (approximately $30.6 million). The Veneto PV Sites were purchased under insolvency proceedings.

Our results presented in the interim statements of comprehensive income (loss) do not include the results of the Veneto PV Sites, as the closing date of the acquisition was in near proximity to the balance sheet date.

We performed a preliminary analysis of the fair value of identifiable assets acquired and liabilities assumed and a preliminary and provisional purchase price allocation and recorded gain on bargain purchase (negative goodwill) in the amount of approximately $10.2 million based upon management’s best estimate of the value as a result of such preliminary analysis. Negative goodwill represents the excess of the Company’s share in the fair value of acquired identifiable assets, liabilities and contingent liabilities over the cost of an acquisition. The provisional amounts recognized may be adjusted during the 12 month period following the acquisition in accordance with IFRS 3 as more detailed analyses are completed and additional information on the fair value of assets and liabilities becomes available. Therefore, actual amounts recorded upon the finalization of the valuation may differ materially from the information presented in this release.

•
General and administrative expenses were approximately $1.3 million for the six months ended June 30, 2013, compared to approximately $1.4 million for the six months ended June 30, 2012. The decrease in general and administrative expenses was primarily due to cost efficiency.

•
EBITDA was approximately $2.4 million for the six months ended June 30, 2013, compared to approximately $1.8 million for the six months ended June 30, 2012. This increase resulted mainly from the consummation of the acquisition of our Spanish photovoltaic plant.

•
Financial income, net was approximately $2.4 million for the six months ended June 30, 2013, compared to financial expenses, net that were approximately $1.2 million for the six months ended June 30, 2012. This increase in financial income was primarily attributable to the fair value measurement of swap contracts and the fair value measurement of options to acquire additional shares of U. Dori Energy Infrastructures Ltd. (“Dori Energy”).

•
Share of losses of equity accounted investees was approximately $0.2 million for the six months ended June 30, 2013, compared to approximately $0.1 million for the six months ended June 30, 2012. The increase was due to expenses recorded by Dorad Energy Ltd. (“Dorad”) resulting from a contractual commitment to compensate a client due to a delay of the commercial operation in 2013.

•
Taxes on income were approximately $0.8 million for the six months ended June 30, 2013, compared to approximately $0.2 million for the six months ended June 30, 2012. The increase was mainly due to the consummation of the acquisition of the Company’s Spanish photovoltaic plants on July 2012 and income recorded in 2012 referring to the reverse of uncertain tax positions due to the closure of tax years.

•
Other comprehensive gain from foreign currency translation differences from foreign operations were approximately $0.5 million for the six months ended June 30, 2013, compared to other comprehensive loss of approximately $1.4 million for the six months ended June 30, 2012. The gain for the six months ended June 30, 2013 was primarily due to the Company’s operations in the Italian and Spanish photovoltaic field and resulted from the revaluation of the Euro against the US dollar.

•
Total comprehensive gain was approximately $13.3 million in the six months ended June 30, 2013, compared to total comprehensive loss of approximately $2 million in the six months ended June 30, 2012. The increase was mainly due to the gain on bargain purchase of approximately $10.2 million recorded in 2013.

•	As of August 15, 2013, the Company held approximately $2.9 million in cash and cash equivalents, approximately $12.6 million in restricted cash and approximately $5.3 million in short term deposits.

•
During the six months ended June 30, 2013, we extended an additional aggregate amount of approximately $2.1 million to Dori Energy in connection with Dorad’s funding requirements from Dori Energy pursuant to the agreement between Dorad and its shareholders.

•
On June 20, 2013 the Company entered into a loan agreement with one of the major Israeli banks (the “Loan Agreement”). Pursuant to the Loan Agreement the Company received an amount of Euro 13.5 million (approximately $17.6 million), for a period of 18 months, bearing an interest at the EURO LIBOR 12 month rate plus 4.5%.

Ran Fridrich, CEO and a board member of Ellomay commented: “the Italian transaction that was consummated last June is expected to significantly increase the Company’s revenues and is an example of the Company’s ability to consummate transactions in bargain prices. The Company continues to identify and evaluate business opportunities in the energy field in Israel and elsewhere and is preparing for the possibility of dual listing of its ordinary shares on the Tel Aviv Stock Exchange.”

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, gain on bargain purchase, interest, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. See the reconciliation between the net income (loss) and the EBITDA presented at the end of this Press Release.

About Ellomay Capital

Ellomay is an Israeli public company whose shares are listed on the NYSE MKT stock exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama, former Chairman of Bank Hapoalim, and controlled by Mr. Nehama and Kanir Joint Investments (2005) Limited Partnership, which is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael.

Ellomay’s main assets include twelve photovoltaic plants in Italy with an aggregate capacity of approximately 22.8 MWp (six in the Puglia Region, four in the Marche Region and two in the Veneto Region), 85% ownership of a photovoltaic plant in Spain with a capacity of approximately 2.3 MWp, and 7.5% indirect holdings in Dorad (with an option to increase such holdings to 9.375%), Israel’s largest private power plant, which is in the final stages of construction and is expected to have an aggregate capacity of approximately 800MW (representing approximately 8% of Israel’s current electricity consumption).

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com

Condensed Consolidated Statements of Financial Position as at

	June 30	December 31
	2013 (Unaudited)	2012 (Audited)
	US$ in thousands
Assets
Current assets:

Cash and cash equivalents	1,632	33,292
Short-term deposits	5,306	5,290
Restricted cash	7,836	8,085
Trade receivables	412	95
Other receivables and prepaid expenses	8,147	4,436
	23,333	51,198
Non-current assets

Investments in equity accounted investees	21,729	19,198
Financial asset	2,940	485
Property, plant and equipment	91,553	53,860
Restricted cash	5,088	3,253
Other assets	992	746
	122,302	77,452

Total assets	145,635	128,740

Liabilities and Equity

Current liabilities

Loans and borrowings	830	7,044
Trade payable	1,685	1,926
Accrued expenses and other payables	8,061	14,051
Liabilities attributed to discontinued operations	200	200
	10,776	23,221
Non-current liabilities:

Finance lease obligations	6,640	6,898
Long-term bank loans	28,944	11,680
Other long-term liabilities	2,826	3,827
	38,410	22,405

Total liabilities	49,186	45,626
Equity
Share capital	26,180	26,180
Share premium	76,410	76,410
Treasury shares	(522)	(522)
Reserves	(1,384)	(1,884)
Accumulated deficit	(4,288)	(17,079)
Attributed to owners of the Company’s equity rights	96,396	83,105
Non-Controlling Interest	53	9

Total equity	96,449	83,114

Total liabilities and equity	145,635	128,740

Condensed Consolidated Interim Statements of Comprehensive Income (loss)

	For the six months ended June 30
	2013	2012
	(Unaudited)	(Unaudited)
	US$ thousands	US$ thousands
Revenues	4,840	4,382
Operating expenses	882	1,045
Depreciation expenses	1,422	1,292
Gross profit	2,536	2,045

General and administrative expenses	1,294	1,377
Gain on bargain purchase	10,237	-
Capital gain	-	160
Operating profit	11,479	828

Financing income	126	780
Financial income (expenses) in connection with derivatives, net	3,827	(1,427)
Financing expenses	(1,587)	(546)
Financing income (expenses), net	2,366	(1,193)
Company’s share of losses of investees accounted for at equity	(233)	(145)

Profit (loss) before taxes on income	13,612	(510)

Taxes on income	(777)	(171)

Net income (loss) for the period	12,835	(681)

Income (loss) attributable to:
Owners of the Company	12,791	(681)
Non-controlling interests	44	-
Net income (loss) for the period	12,835	(681)

Other comprehensive income (loss):
Foreign currency translation differences from foreign operations	500	(1,369)
Total other comprehensive income (loss)	500	(1,369)

Total comprehensive income (loss) for the period	13,335	(2,050)

Income (Loss) per share
Basic Income (loss) per share	1.2	(0.06)
Diluted Income (loss) per share	1.2	(0.06)

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company
					Translation
					reserve
					from
	Share	Share	Accumulated	Treasury	Foreign		Non- controlling	Total
	capital	premium	deficit	shares	Operations	Total	interests	Equity
	US$ in thousands
For the six months ended
June 30, 2013 (unaudited)

Balance as at
January 1, 2013	26,180	76,410	(17,079)	(522)	(1,884)	83,105	9	83,114
Income for the Period	-	-	12,791	-	-	12,791	44	12,835
Other comprehensive income	-	-	-	-	500	500	-	500
Total comprehensive income	-	-	12,791	-	500	13,291	44	13,335

Balance as at
June 30, 2013	26,180	76,410	(4,288)	(522)	(1,384)	96,396	53	96,449

	Attributable to owners of the Company
					Translation
					reserve
					from
	Share	Share	Accumulated	Treasury	Foreign
	capital	premium	deficit	shares	Operations	Total
	US$ in thousands
For the six months ended
June 30, 2012 (unaudited)
Balance as at January 1, 2012	26,180	76,403	(14,969)	(49)	(3,504)	84,061
Loss for the period	-	-	(681)	-	-	(681)
Other comprehensive loss	-	-	-	-	(1,369)	(1,369)
Total comprehensive loss	-	-	(681)	-	(1,369)	(2,050)
Transactions with owners of the Company, recognized directly in equity:
Treasury shares	-	-	-	(473)	-	(473)
Cost of share-based payments	-	1	-	-	-	1

Balance as at June 30, 2012	26,180	76,404	(15,650)	(522)	(4,873)	81,539

Condensed Consolidated Interim Statements of Cash Flows

	Six months ended June 30
	2013	2012
	(Unaudited)	(Unaudited)
	US$ thousands	US$ thousands
Cash flows from operating activities
Income (loss) for the period	12,835	(681)
Adjustments for:
Financing expenses (income), net	(2,366)	1,193
Gain on bargain purchase (negative goodwill)	(10,237)	-
Capital gain	-	(160)
Depreciation	1,422	1,292
Cost Share-based payment	-	1
Interest on loans from related parties	-	(122)
Company’s share of losses of investees accounted for at equity	233	145
Increase in trade receivables	(74)	(63)
Decrease (increase) in other receivables and prepaid expenses	(2,482)	1,885
Decrease (increase) in other assets	7	(34)
Increase (decrease) in derivatives	3,827	(1,143)
Increase (decrease) in accrued severance pay, net	10	(3)
Taxes on income	777	171
Increase (decrease) in trade payables	38	(147)
Increase (decrease) in accrued expenses and other payables	(4,417)	1,106
Interest received	86	86
Interest paid	(905)	(412)

Net cash provided by (used in) operating activities	(1,246)	3,114

Cash flows from investing activities:
Purchase of property and equipment	(6,910)	(1,049)
Acquisition of subsidiary, net of cash acquired	(30,742)	-
Advance on account of investment	-	(7,268)
Investment in equity accounted investees	(2,129)	(4,329)
Settlement of forward contract	(169)	-
Proceeds (Investment) in restricted cash	(1,589)	1,620
Investment in long-terms deposits	(16)	-

Net cash used in investing activities	(41,555)	(11,026)

Cash flows from financing activities
Proceeds from sale and finance lease back	-	1,086
Treasury shares	-	(473)
Repayment of loans	(6,659)	-
Loans received	17,692	6,288

Net cash provided by financing activities	11,033	6,901

Condensed Consolidated Interim Statements of Cash Flows (cont’d)

	Six months ended June 30
	2013	2012
	(Unaudited)	(Unaudited)
	US$ thousands	US$ thousands
Effect of exchange rate changes on cash and cash equivalents	108	(464)

Decrease in cash and cash equivalents	(31,660)	(1,475)
Cash and cash equivalents at the beginning of the period	33,292	28,917

Cash and cash equivalents at the end of the period	1,632	27,442

Reconciliation of Net income (loss) to EBITDA (in US$ thousands)

	For the Six Months ended June 30,
	2013	2012
	Unaudited	Unaudited
Net income (loss) for the period	12,835	(681)
Financing expenses (income), net	(2,366)	1,193
Gain on bargain purchase	(10,237)	-
Capital gain	-	(160)
Taxes on income	777	171
Depreciation	1,422	1,292
EBITDA	2,431	1,815